SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Corporate Governance Report" dated on April, 2007.

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

CORPORATE GOVERNANCE REPORT

April/2007

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

Introduction

Telecomunicações de São Paulo S/A (“TELESP”, or “Company”), a listed company, whose shares are traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the New York Stock Exchange, is subject to Corporation Law (Lei das Sociedades por Ações) and the regulations of the Securities and Exchange Commission in Brazil (Comissão de Valores Mobiliários – CVM) as well as United States laws that cover registering and issuing its shares in that country. In addition, the Company is high involved with specific rules of main business, which involves providing telecommunication services.

According to the best governance practices, TELESP adopts and motivates its administrators and employees to the highest levels of unimpeachable behavior and ethical in all activities, aiming continually to attract value to the company and its shares, to protect its investors, employers, shareholders and costumers, offering fair treatment of shareholders and transparency in its operations and information to the market.

Pursuant to the best corporate governance practices, to improve the quality of Company information disclosures and to decrease shareholders uncertainty, Telesp has been creating and implementing various internal regulations and codes to make the governance practices more clear and objective. The Company believes that this kind of behavior will benefit the shareholders, actual and future investors, as well as the whole market. According to the internal activities that have been adopted, we can highlight some internal regulations which insure that the objectives will be achieved. Those codes complement the legislation in effect and others companies regulations, and we point out the Corporation Law (Lei das Sociedades Anônimas nº 6.404/76 and alterations), the CVM Instruction 358/02 and 369/02, the CVM Corporate Governance Recommendations from June 2002 and Sarbanes-Oxley Act, of August 2002.

This report discloses the governance principles and practices sighted by the Company and presents, in a simple and objective way, information about the shareholder structure, the composition, the operation and activities of the administrative parts and the Company’s relationship with its shareholders, investors and with the market.

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

Principles of Corporate Governance

The fundamental principles of TELESP corporate governance are contemplated in its By-Laws and in its internal guidelines which complement the concepts emanated by law and/or by principles that set the capital market.

The purpose of these principles, that inspire the administration activity of the Company, can be summarized as follows:

-	Maximizing Company value;

-	Transparency in rendering Company accounts and disclosure relevant information to the market;

-	Transparency in relations with employees, shareholders, investors and customers;

-	Equitable treatment of shareholders;

-	The Board of Directors’ essential role in Company management, direction and supervision.

Based on those concepts, TELESP developed and implemented the following internal regulations:

(i) Company Relevant Act and Fact Disclosure Policy: implanted in 08/18/2002 as decided by the Board of Directors of the Company and taking into account CVM Instruction 388/03. The aim of this policy is to establish rules to information disclosures with are relevant to the market.

(ii) Internal Code of Conduct: Establishes behavioral guidelines for the people subject to the code on stock market related issues, and is not only strictly aligned with the legislation in effect, but is also based on ethical criteria and professional responsibility. It was implanted in 03/26/2004 as decided by the Board of Directors.

(iii) Market Information Disclosure Guidelines: Regulate the basic operating principles and systems of control of information that will be published. It seeks to ensure quality and control over the information released, thereby meeting the requirements established by law in the markets where Company securities are traded.

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

(iv) Guidelines on Registering, Communicating and Controlling Financial and Accounting Information: The Board of Directors approved, in 02/11/2003, this guidelines governing internal procedures and control mechanisms related to producing Company’s financial and accounting information, ensuring application of uniform accounting policies and practices. The regulation also complies with certain requirements in the US Sarbanes-Oxley Act.

(v) Conduct Regulations for Financial Officers: This regulation specifies standards of conduct for persons in positions of responsibility involving TELESP finances, their access to privileged and confidential information and the standard behavior noticed in those situations. The Board of Directors approved it in 04/18/2005.

(vi) Rules on Prior Approval of Services to be Provided by the External Auditor: Establishes criteria and procedures for contracting services from independent auditors, always with prior approval from the Audit and Control Committee. The provisions take into account CVM directives in this area, as well as US legislation. It was implanted with the approval of the Audit and Control Committee in 11/21/2005.

(vii) Procurement Regulations: Establishes rules and procedures for Company procurement of products and services, to obtain uniformity, transparency and system improvement. The Board of Directors approved the actual regulation in 12/16/2004.

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

	Shareholder Structure

Shareholder Structure on May 31st 2007:

SHAREHOLDERS	Common	Preferred	Total
SP Telecomunicações	83,038,516	23,983,413	107,021,929
	49.19%	7.11%	21.14%

Telefônica Internacional	58,859,918	*271,706,997	330,566,915
	34.87%	80.53%	65.30%

Telefonica Data do Brasil	2,564,563	5,059,440	7,624,003
	1.52%	1.50%

Others	24,146,295	36,482,339	60,628,635
	14.30%	10.81%	11.98%

Total number of shares	168,819,870	337,417,402	506,237,272

* The Telefônica Internacional shareholding of preferred shares is composed of ADRs registered with the New York Stock Exchange.

Shareholder Structure

TELESP Capital Stock is represented by 506,237,272 shares, composed of 168,819,870 common shares and 337,417,402 preferred shares, all book-entry shares with no par value. The subscribed and paid up Capital Stock is R$ 6,575,197,959.21 (six billion, five hundred and seventy five million, one hundred and ninety seven thousand, nine hundred and fifty nine reais and twenty one cents).

Company shares are book-entry share and are managed by the depositary institution ABN AMRO Real S/A Bank, and there is therefore no shareholder record held by the Company. The shares are traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA). We are also registered with the Securities and Exchange Commission – SEC, in the United States, and our ADS’s are traded on the New York Stock Exchange – NYSE.

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

Most Significant Shareholdings

TELESP Capital Stock is represented by common and preferred shares. Common shares have full voting rights. Preferred shares have voting rights in limited circumstances.

SP Telecomunicações Holding Ltda. currently holds 49.19% of the common shares and 7.11% of the preferred shares; and Telefónica Internacional S/A holds 34.87% of the common shares and 80.53% of the preferred shares. As Telefónica Internacional holds 99.99% of SP Telecomunicações equity capital, its indirect control of Telesp is 85.57% of the common shares, 89.13% of the preferred shares and 87.95% of all capital stock. The Company is not aware of any other shareholder holding more than 5% of the common or preferred shares.

Number of Shareholders

According to the book-entry share depositary institution of the Company, ABM AMRO Real S/A Bank, and from the CBLC – Brazilian Clearing and Depositary Corporation, in 03/30/2007, the total number of TELESP shareholders is approximately 1.9 thousand shareholders. The Company shareholders are mostly minority shareholders, mainly a result of financing expansion plans.

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

General Shareholder Assembly

According to the By-Laws, general shareholder assemblies are called by the Board of Directors.

Corporation law states that one Ordinary General Assembly must be held on a mandatory basis within the first 4 (four) months of the financial year to approve the annual management report, the financial statements for the previous fiscal year, decide on how results will be used and elect management and fiscal committee members, if required. Extraordinary general assemblies may be held to decide on issues affecting the company, when required.

Notification of the shareholder general assembly is published, by law, in the official press – Diário Oficial do Estado de São Paulo, and in a newspaper offering substantial national circulation – Jornal Gazeta Mercantil. It is also disclosed to Brazilian investors on the CVM and Bovespa Internet sites, and to US investors via the Securities and Exchange Commission - SEC.

By law, all documentation relating to the agenda is placed at the disposal of shareholders at Company head office. Documentation relating to the annual management reports, balance sheets / financial statements, the order of business at the general assembly, are also published in the press at least 30 (thirty) days in advance of the assembly to facilitate shareholder analysis.

In 2006, 04 extraordinary general assemblies were held, in addition to the obligatory ordinary general assembly. In 2007, 01 ordinary and extraordinary general assembly has been held to date. Decisions of great importance to the Company were taken at these assemblies, such as incorporation performances, election of board members, cancellation of treasury stock, organizational restructuring, statutory alignments, and other issues.

At the Ordinary General Assembly 2007, held on March 29th, along with the controlling shareholders, 27 shareholders representing 0.189% of the capital stock were present.

Our By-Laws state that assemblies that decide on highly relevant issues, such as those set forth in article 136 of the Corporation Law, must called at least 30 (thirty) days in advance for the first call notice and 10 (ten) days for the second call notice.

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

COMPANY´S MANAGEMENT

According to the By-Laws, company management is the responsibility of the Board of Directors and the Executive Officers.

Board of Directors - Structure:

The Company By-Laws state that the Board of Directors shall be composed of a minimum of 5 (five) and a maximum of 15 (fifteen) members, elected and discharged by the general assembly.

The By-Laws guarantee holders of preferred shares the right to elect one Board Member in a separate vote.

The main activity is to control some aspects with private capacity. In its composition, we can verify a considerable quantity of independent members. It has an internal statute and, in complement to the By-Laws devices, governs its operating, meetings´ frequency, specific functions of the Chairman and the Secretary of the Board.

Board of Directors’ Functions

It is the responsibility of the Board of Directors:

-	to provide general guidance on Company business plan;

-	to approve the company budget and annual Company business;

-	to call the General Shareholder Assembly;

-	to approve the financial statements and the management report and submit them to the General Shareholder Assembly

- to elect or dismiss members of the Executive Committee and oversee executive officers’ management;

- to approve the Company’s internal regulations, defining its organizational structure, as well as approving and altering the Board of Directors’ internal regulations;

- to decide on Company share issues with increased capital, within the authorized capital stock limit, and on subscription bonus issues;

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

- when delegated by the General Shareholder Assembly, to decide on aspects related to debenture issues;

- to decide on promissory note issues for public distribution (“Commercial Papers”) and on submitting Company shares to the depositary regime for sale of the respective certificates (“Depositary Receipts”);

- to authorize acquisition of shares issued by the Company, for subsequent cancellation or to be held by the treasury for sale at a later date;

- to authorize the alienation of fixed assets and assets linked directly to public telecommunications services, which are in service, and constitution of in rem guarantees and provision of guarantees for third party obligations;

- to approve / authorize undertaking any obligation, execution of agreements, investments and asset purchases not set forth in the Company budget and involving more than R$250,000,000.00 (two hundred and fifty million reais);

- to authorize the purchase of shareholdings in other companies and encumbrance or alienation of shareholdings;

- to approve distribution of intermediary dividends and payment of interest on equity capital “ad referendum” from the general assembly;

- to appoint or dismiss independent auditors; appoint or dismiss the head internal auditor;

- to approve the Company career and salary plan, the regulations and staffing, collective bargaining agreements and pension fund policy compliance or termination;

- to authorize creation of branches, agencies and offices anywhere on Brazilian territory or abroad.

In 2006 and 2007, to date, the Board of Directors has taken decisions on significant issues falling within its scope of responsibilities, encompassing:

- distribution of intermediate dividends and payment of interest to shareholders on equity capital;

- electing executives;

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

- company restructuring among subsidiaries (incorporation of Telefonica Data Brasil Holding S/A by the Company, and about the divided quota of Telefonica Empresas S/A and);

- present the shareholder assembly with company and organizational restructuring issues affecting the Company.

Board of Directors Profile

TELESP board members are people with recognized capabilities and who provide the Board and the Company with their professional experience, based on their knowledge, diverse origins, professions and specializations, safeguarding company interests, pursuing company objectives and protecting company assets.

Board Member Mandates

Board members are elected for a maximum of 3 (three) year mandate, and may be re-elected. At TELESP, this mandate is unified, in other words, the mandates of all board members conclude on the same date.

Current Board of Directors Structure

The Telecomunicações de São Paulo S.A. – TELESP Board of Directors, on the date of this report, is composed of 15 (fifteen) members, whose mandates started in 03/29/07 and will end on the date of the Ordinary General Assembly in 2010. The following is a list of the current board structure of TELESP:

Executive Directors

Antonio Carlos Valente da Silva – Chairman of the Board

External Directors (non-executive)

José María Álvarez-Pallete López - Vice-President of the Board

Eduardo Navarro de Carvalho

Javier Nadal Ariño

Juan Carlos Ros Brugueras

Juan Vicente Revilla Vergara

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

Independent Directors

Enrique Used Aznar

Fernando Abril-Martorell

Hernández Fernando Xavier Ferreira

Iñaki Urdangarín Liebaert

José Fernando de Almansa Moreno-Barreda

Luciano Carvalho Ventura (*)

Luis J. Bastida

Miguel Angel Gutierrez Mendez

Narcis Serra Serra

(*) Director elected by preferred shareholders, in a separate vote, without the participation of the majority shareholder.

The structure of the TELESP Board of Directors, with the presence of the non-executive and independent directors, as well as those elected by the preferred shareholders, is aligned with the best corporate governance practices.

Internal Structure and Operations

The Board of Directors’ By Laws and Internal Regulations state that the Board will meet ordinarily once every quarter, and extraordinarily as required, when called by its President. Thus, the Board shall establish an annual calendar for ordinary assemblies. During 2006, the TELESP Board of Directors held 9 (nine) meetings, which lasted an average of two hours each, in general terms. In 2007, 02 Board meetings have been held to date.

In order to ensure adequate preparation for meetings, and to ensure that Board members have all required information, the meetings will have an agenda that is established in advance, of which the board members are notified at least 5 (five) days in advance.

In order to provide the necessary clarifications and discussions about certain issues related to the board meetings, the main Company Directors have been present at Board meetings to expose, in a detailed way, issues they are responsible for. The Company’s audit committee members are also present at the Board meetings to clarify any issues related to Brazilian corporate law.

Issues submitted for appraisal and decision at Board Meetings are always given substantial consideration. The Board members take part in debates and discussions,

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

putting forward their opinions on issues whenever they feel that it is opportune to do so. The Chairman organizes the debates and involves all Board members in decisions, normally asking each for their opinion, especially on issues of great importance to the Company.

Chairman of the Board of Directors

The TELESP Chairman of the Board is appointed by the Board from among its members. According to the Board’s By-Laws and Internal Regulations, his specific attributes are:

(i) to represent the Board when calling a General Shareholder Assembly and before third parties;

(ii) to preside over the General Shareholder Assembly and chose the secretary from those present;

(iii)	call and preside over Board meetings;
(iv)	run Board meetings, proposing and withdrawing issues to be considered;
(v)	implement actions to support the Board’s decisions, opinions or recommendations;

(vi) cast the deciding vote, as set forth in the By Laws, in the event that Board votes are undecided;

(vii) authorize actions in emergency situations “ad referendum” of Board consideration.

Secretary to the Board of Directors

The Secretary to the Board, as established by the Board of Directors Internal Code, is named by the Board and his attributes include:

(i)	organizing the Board Secretary’s work;
(ii)	drawing up the meeting agenda on the orders of the Chairman and inform the board members of the order of business at each meeting, at least 48 hours in advance;
(iii)	organize and issue Board member notification of the meetings;
(iv)	serve as secretary to the meetings and create the minutes at each meeting, registering them as required;

(v)     safeguard and take responsibility for meeting documents and the Board minutes book, ensuring they are kept confidential;

(vi)	disclose Board decisions and recommendations, when required;
(vii)	obtain documents required to provide information on issues the Board is to consider from within the Company;

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

(viii)	inform the Board members of progress in investigation procedures;
(ix)	carry out other acts as required by the Board or its Chairman.

Board of Directors Committees

Pursuant to the best corporate governance practices adopted in Brazil and internationally, the TELESP Board of Directors have created 3 (three) committees to give greater attention to issues of interest to the Company. They are:

- Audit and Control Committee

Created in December 2002, as an auxiliary body subordinated to the Board of Directors, provided with its own guidelines that have been approved by the Board.

Committee members are chosen periodically from among the Board members who are not company Executive Directors; their mandates coincide with the respective Board of Directors mandates.

Without prejudice to any other function designated by the Board of Directors, the Audit and Control Committee will be authorized to provide the Board with information and/or recommendations on the following issues:

- Appointing the external auditor, contractual conditions, the scope of his professional mandate and, if required, terminating or extending the agreement;

- Review the analysis of company accounts, ensuring compliance with legal requirements and correct application of generally accepted accounting principles;

- The results of each internal and external audit, as well as Board measures relating to audit recommendations;

-	Prove internal control system alignment and integrity;

-	External auditor contractual compliance, to ensure that the opinion on the annual accounts and the main audit report contents are written in a concise and accurate manner;

- Receive information from the internal auditor on significant deficiencies in control systems and financial conditions.

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

On the date of this report, the following Board members are also members of this Committee:

-	Luis J. Bastida
-	Enrique Used Aznar
-	Miguel Angel Gutierrez Mendez

The guidelines state that the Audit and Control Committee will meet periodically as required, at least 04 (four) times per annum.

The meetings have been held according to the order of business set in advance and forwarded to the Committee members at least 5 (five) days in advance of the meetings. Decisions and recommendations from the meetings are recorded in specific minutes and submitted to the Board of Directors.

Audit and Control Committee meetings analyze information presented by the Company’s internal auditor, by the independent auditors and by the Finance, Investors Relations and Accountancy areas, discussing and analyzing issues from their respective aptness, and other Executive Officers may be invite to provide further information on issues of interest to the Committee.

In 2006, the Audit and Control Committee held 10 (ten) meetings, and in 2007, it has held 4 (four) meetings to date, dealing with issues of interest that include:

-	Analysis of the Company’s annual and quarterly financial statements;
-	Internal Auditor Reports;
-	External Auditor Reports;
-	The independent auditors’ services contract;
-	Creation of a specific channel to receive and deal with complaints associated with audit and accounting issues;

- Accompaniment of issues related to the implementation and improvement of internal controls which allow the Company to emit the certifications of 404 section of the Sarbanes Oxley Act; and

- Appointment, Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee was created by the Board of Directors. Committee members carry out their functions for the duration of their Board mandates.

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Telecomunicações de São Paulo S/A - TELESP

Without prejudice to any other function designated by the Board of Directors, the Compensation and Corporate Governance Committee is authorized to provide the Board with information and/or recommendations on the following issues:

-	Appointing statutory managers for the Company and its subsidiaries;
-	Compensation limits for statutory Company managers;
-	Standard contracts for statutory managers;
-	Compensation regime for Board members and periodic reviews;
-	Incentive plans for the compensation area;
-	Compensation policy for board members and statutory Company managers;
-	Annual Report on Company Corporate Governance.

This Committee currently includes the following Board members:

-	Antonio Carlos Valente da Silva
-	José Fernando de Almansa Moreno-Barreda
-	Juan Vicente Revilla Vergara
-	Juan Carlos Ros Brugueras

In 2006 and to date, this Committee has met on 8 (eight) occasions.

- Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee was established by the Company Board and is composed of between 3 (three) and 5 (five) Board members, chosen periodically from the full Board, the majority of whom must not be a Company Executive Officer. The Chairman of the Service Quality and Customer service Committee is chosen from among its members. Committee members carry out their functions for the duration of their Board mandates.

The Service Quality and Customer service Committee is authorized to provide the Board with information and/or recommendations on the following issues:

- Examination, analysis and periodic oversight of quality levels for the main services offered by the Company;

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- Levels of customer service paid to Company customers.

This Committee currently includes the following Board members:

-	Javier Nadal Ariño
-	Eduardo Navarro de Carvalho
-	Luciano Carvalho Ventura

In 2006, this Committee has met on 3 (three) occasions.

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

Executive Board

The Executive Board, according to the terms of the by laws, is composed of between 3 (three) to 15 (fifteen) members; it is the body that carried out active and passive Company representation, and jointly with its members is responsible for all acts that are required or opportune in managing company business. The Executive Officers are elected for a maximum 3 (three) year mandate, and may be re-elected.

The Executive Board as a whole is responsible for:

- proposing general company plans and programs and alienation or encumbrance of Company fixed assets and assets, linked to the provision of telecommunications services and when in service, to the Board of Directors;

- preparing financial statements and results for the financial year and the proposed dividend distribution;

- authorizing the alienation or encumbrance of permanent fixed assets not linked to the provision of telecommunications services and those linked to said services, when deactivate or unusable, within the limits established by the Board of Directors;

-	ratify material and equipment purchases and contract goods and services;

-	ratify the sale of current assets;

-	authorize company financing and loan agreements.

On the date of this Report, the Executive Board is composed of 12 members whose mandates started in 03/29/07 and shall end on the date of the ordinary general assembly in 2010, with an extension possibility until the first meeting of TELESP Board of Directors followed by the Ordinary General Assembly. The following is the current structure of the Executive Board of TELESP:

Chairman Antonio Carlos Valente da Silva

Director General of Fixed Telephony Stael Prata Silva Filho

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Telecomunicações de São Paulo S/A - TELESP

Vice-President of Finance Management and Director of Investor Relations

Gilmar Roberto Pereira Camurra

Vice-President of Finance Management Control

Pedro Lucas Antón Lazaro

(A fiscal year, until the new post titleholder, Álvaro Júlio Badiola Guerra, indicated by the Board of Directors on April 18th 2007, takes office)

Vice-President of Strategy and Regulation

Maurício Antonio Gusti Oliveira

Vice-President of Human Resources
Françoise Trapenard

Vice-President Company Segment
Roberto José Maris de Medeiros

Vice-President Business Segment
Fábio Bruggioni

Vice-President Residential Segment
Carlos Alberto Morales Paulin

Vice-President Wholesale Segment
Bento José de Orduña Viegas Louro

Vice-President of Network Services
José Luiz Fins Filho

Vice-President of Commercial and Management Services

Fábio Silvestre Micheli

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

Management Impediments, Duties and Responsibilities

Law 6404/76 sets aside an entire chapter for management skills, requirements, impediments and conflicts of interest, compensation, substitution, investiture, duties and responsibilities.

By law, the following are not permitted to hold management positions: persons subject to special laws or convicted of crimes specific under these laws, those sentenced to temporary suspension or disqualification applied by the Comissão de Valores Mobiliários (CVM) and those who hold positions in companies that could be deemed market competitors.

Management duties include:

- the duty of diligence, which states that while performing his duties, the manager must employ a level of caution and application that any active and trustworthy individual would normally use in managing their own business;

- the duty of loyalty, which states that the manager must exercise restraint in company business, and is forbidden to: (i) use the business opportunities of which he is aware as a result of his position, (ii) fail to protect company interests in order to obtain personal advantage for himself or third parties, (iii) purchase, to resell and profit from any asset or right that he knows the company requires;

-	the duty to pursue the Company’s objectives and interests;

-	the duty to abstain from involvement in any company business where there is a conflict of interest with the Company;

- the duty to inform ownership of and transactions involving securities issued by the Company and other companies in the same group;

- the duty of confidentiality involving information that has yet to be disclosed to the market and is obtained as a result of this position, and is also capable of influencing securities prices, and the executive is also forbidden from using the information for his own advantage of that of a third party;

- the duty to notify the market of general assembly decisions, management decisions or relevant facts that have taken place in company business that may influence investor decisions to purchase or sell securities issued by the company.

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In relation to the duties of confidentiality and to notify relevant facts or acts, as well as the duty to inform ownership or transactions involving company securities, the CVM issued CVM Instruction No 358 regulating these areas. As a result of this Instruction, the Board of Directors approved the Relevant Fact or Act Disclosure Policy, a code that is applicable to members of the Board of Directors, Executive Board, Fiscal Committee and other employees who have access to relevant Company information as a result of their positions and functions, and the Board also approved the Internal Code of Conduct, as stated above.

According to the specific law, Directors are also forbidden from:

-	benefiting third parties at the expense of the Company;

-

borrowing or using company resources or assets for their own benefit of that of third parties or companies in which they hold stakes, without prior authorization from the general assembly, or the Board of Directors in circumstances involving the Executive Board;

- receiving any type of direct or indirect personal advantage from third parties as a result of their position, without statutory or general assembly authorization.

Scope of Significant Shareholder Duties:

According to corporation legislation and CVM Regulations, controlling shareholders shall immediately inform the Securities and Exchange Commission, the Stock Market and the market of any significant changes to their holdings in the Company.

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Management Remuneration

Management remuneration is set by the general assembly pursuant to Corporation Law. The 2007 ordinary general assembly set annual global management remuneration at R$24,200,000.00 (twenty four million and two hundred thousand reais).

The individual amount for each Executive Officer is set by the Board of Directors with mediation of its Appointment, Compensation and Corporate Governance Committee.

The market is informed of global management compensation values by the general assembly minutes, which are disclosed to shareholders and society in general when submitted to the Comissão de Valores Mobiliários (CVM) and the Stock Market, as well as their publication as set forth by law.

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The Audit Committee

The Audit Committee is a mandatory organ in Brazilian corporations, and the company By-Law must govern its operations, whether operating on a permanent basis or not. At TELESP, the Fiscal Committee operates on a permanent basis. It is not a management body, but a body that oversees company management and the actions of its managers.

Members of the Fiscal Committee are elected by the General Shareholders Assembly for a 1 (one) year mandate, and they may be re-elected. Corporation law guarantee holders of preferred shares the right to elect a full and a substitute member of the Fiscal Committee in a separate vote.

By law, compensation for members of the Fiscal Committee, over and above reimbursement for travel and accommodation costs incurred in the performance of their duties, is set by the General Shareholders Assembly that elects them, and for each active member, said compensation cannot be less than 10% (ten per cent) of the average compensation awarded to each Executive Officer, not including profit sharing.

By law, the Fiscal Committee is composed of between 3 and 5 members and an equal number of substitutes. On the date that this Report is issued, the TELESP Audit Committee is composed of 03 (three) active members and 03 (three) substitutes, elected on 03/29/07, with mandates up to the date of the Ordinary General Assembly in 2008, as listed below:

Active

*Flavio Stamm

Patrícia Maria de Arruda Franco

Cristiane Barreto Sales

Substitute

*Gilberto Lerio

Luis André Carpintero Blanco

Carlos Raimar Schoeninger

*	Elected by the preferred shareholders, in a separate vote, with participation of the majority shareholder’s preferred shares.

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Telecomunicações de São Paulo S/A - TELESP

Audit Committee Members’ Impediments, Duties and Responsibilities:

Only Brazilian citizens resident in this country, holding university degrees, or those who have held the position of company manager or audit committee member for a period of 3 (three) years, may be elected to the Audit Committee. Audit Committee members are subject to the same impediments applied to manager elections.

Audit Committee members hold the same duties as the managers (Board of Directors and Executive Board) and are liable for harm cause by any omission in fulfilling their duties and negligence or malfeasance, or violation of any law or statute. They shall perform their functions in the company’s best interests.

Audit Committee’s Attributes

The main attributes of the Audit Committee involve reviewing and commenting on accounting statements, overseeing management activities, submitting opinions on the Annual Management Report and on management proposals that are to be submitted to the assembly pertaining to modification of capital stock, capital budgets, dividend distribution and mergers, incorporations or splits.

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

Management and Audit Committee Member Shareholdings in Company Equity

It is required by the Brazilian legislation that managers of the company, as well as the members of the Fiscal Committee, to declare ownership of securities issued by the company, subsidiaries or companies of the same group to the Comissão de Valores Mobiliários and the Stock Exchange. They are also required to notify any modification in their respective shareholder positions. This information is also available in the regulatory bodies websites.

On the date of this Report, our Executive Officers and Fiscal Committee held the following shares in the capital stock of TELESP:

Name	Shares held

BOARD OF DIRECTORS

Antonio Carlos Valente da Silva (*)	01	ON

Fernando Xavier Ferreira	01	ON

José Maria Álvarez-Pallete López	01	ON

Ignácio Urdangarin	01	ON

Miguel Ángel Gutiérrez Méndez	01	ON

Luciano Carvalho Ventura	01	ON

Enrique Used Aznar	01	ON

Luis J. Bastida	01	ON

Fernando Abril Martorell-Hernández	01	ON

Eduardo Navarro de Carvalho	01	ON

Javier Nadal Ariño	03	ON

José Fernando de Almansa Moreno-Barreda	01	ON

Juan Carlos Ros Brugueras	03	ON

Juan Vicente Revilla Vergara	01	ON

Narcis Serra Serra	01	ON

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

EXECUTIVE BOARD

Stael Prata Silva Filho	186 ON	/ 38 PN

Gilmar Roberto Pereira Camurra	01 ON	/ 01 PN

Pedro Lucas Antón Lázaro	0

Fábio Silvestre Micheli	01 ON

Françoise Trapenard	0

Mauricio Antonio Giusti Oliveira	0

Bento José de Orduña Viegas Louro	01 ON	/ 01 PN

Fabio Bruggioni	0

Carlos Alberto Morales Paulin	0

Roberto José Maris de Medeiros	0

José Luiz Fins Filho	0

FISCAL COMMITTEE

Flavio Stamm	0

Patricia Maria de Arruda Franco	0

Cristiane Barreto Sales	0

Gilberto Lerio	0

Carlos Raimar Schoeninger	800 ON	/ 700 PN

Luis André Carpintero Blanco	0

TOTAL	1,749 shares represent
	0.0003455% of capital
	stock

ON – common shares
PN – preferential shares

(*) Member of the Board of Directors and Executive Board.

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

Internal Audit

The Company has a General Internal Audit Department with the following responsibilities:

  Drawing up and executing audit plans and programs;

  Drawing up and overseeing the business risks evaluation process at company level;

  Issues reports containing analyses and recommendations to improve processes and oversee deployment;

  Provide Company management with support in audit-related issues.

According to the Company By-Laws, the Board of Directors is responsible for appointing and dismissing the head of internal auditing.

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

Markets

Investor Relations Area

In order to seek closer ties with the financial markets, the shareholders and investors, in Brazil and also in United States, the Company has an Investor Relations Area. The basic function of this area is to design and execute a Company communication program for financial markets, in order to inform and explain its main strategic, operational, organizational and business activities of the Company, collaborating with the appropriate valuation of its securities.

TELESP uses this area to organize meetings that provide information on its performance taking part its shareholders and institutional investors from Brazil and abroad to participate, with participation from high-ranking executives when convenient, according to the subject matter presented.

In 2006, more than 120 meetings were held with investors and analysts from Brazil, Europe and United States, including direct and telephone contacts.

The Investor Relations Area carries out a periodic analysis of company shareholder and analyst information requirements, as well as the evolution of the shareholder structure and bondholders, in order to optimize the disclosure information and to help TELESP remain a leading company in this sector in terms of transparency and accessibility.

Market Information Disclosure

TELESP disclosures to markets where its shares are traded all relevant acts related to its business, than can influence the securities prices.

Considering the importance of the market information disclosure in an adequate and opportune way, the Direction of Investors Relations gives a special attention to the communication with the shareholders and investors, being always at the disposal of the financial community to clarify any doubts or handle any queries.

Moreover, all of this information is available at the Company Corporate website. It is particularly necessary to highlight that the design and the management of the specific Investor Relations web page was developed in a way to privilege transparency in information disclosure, ensuring simultaneous and non-discriminatory access. Nowadays, the Investor Relations web page offers several

Corporate Governance Report

Telecomunicações de São Paulo S/A - TELESP

sections for easy access to all official, financial, operational and strategic information issued by the Company to the various regulatory bodies and markets in general (http://www.telesp.com.br).

In addition, it is important to note that the Telefônica Group information and transparency policy, approved and recognized internationally, is also used as a guideline by TELESP, focusing on the quality, depth and speed of its response to investor relations.

To conclude, as already mentioned above, the Company implanted the Market Information Disclosure, that set the basic system principles and methods of information disclosure control, providing the quality and control about the disclosure information, issued by the regulatory bodies as well as in press publication. Thus, it was settled the Disclosure Committee, as follows in the next topic.

Disclosure Committee

The main responsibility of the Disclosure Committee is to ensure that the information placed at the market’s disposal was elaborated considering the appropriated principles, criteria and professional practices.

The Committee revises relevant information to securities market to be published, certifying an appropriate disclosure structure, containing correct information related to relevant acts or facts, do not omitting any fact that can cause interpretation problems, being specific, complete and appropriate, providing the shareholders, investors and the market in general a suitable knowledge and decision. Dispenses a special attention to disclosure financial reports, attending to represent correctly, in all relevant aspects, the financial condition and the results.

The final responsibility to disclosure information, Company’s relevant acts and facts is from the Director of Investor Relations, according to Relevant Act and Fact Disclosure Policy and CVM Instruction 358/02, advised by the Disclosure Committee, as well as the Company’s Chairman when connected to the quality of disclosure Company’s relevant information.

Follows the current structure of the Disclosure Committee:

Director of Investor Relations (Committee Coordinator)

Vice-President of Finance

Vice-President of Management Control of the Resources

Secretary General / Board of Directors Secretary

M&A Director

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Telecomunicações de São Paulo S/A - TELESP

Director of Accountancy

Director General of Communication and Institutional Relations

Internal Code of Conduct

Regarding the adoption of conduct guidelines to prevent possible infractions regarding the use of privileged information and related maters, the Board of Directors, as previously discussed, approved the Internal Code of Conduct for issues related to the stock markets (“RIC”).

This Code is applicable to all personnel that have greater and more frequent contact with privileged Company information, including high-ranking executives and employees whose functions may involve regular access to this type of information.

This Code covers the general ban on transacting Company and Group securities while in possession of privileged information, establishes wide temporary restrictions for occasions when there is objective privileged information within the Company, for example, during the month preceding the preparation and approval of the annual accounts by the Board of Directors. Additionally, it mandates that securities purchased are to be kept for a minimum period, in order to stop speculation involving Company securities.

The Code provides detailed analysis of the principles that must be followed in the event of a conflict of interest, establishing a duty to notify these conflicts situations.

April, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 29, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director